Filed by Ruckus Wireless, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: Ruckus Wireless, Inc.

(Commission File No. 001-35734)

Subject Line: Ruckus Wireless to be acquired by Brocade, a leading networking solutions provider

Dear <<FirstName>>,

As you may have seen earlier today, Ruckus and Brocade have entered into an agreement whereby Brocade intends to acquire Ruckus. We expect the acquisition to close in the third quarter of Brocade’s fiscal year, which ends July 31, 2016. Our combined companies will have the strategy, products, talent, and focus needed to deliver the solutions that customers and partners require to compete in the modern world of digital business.

As companies move to digitize their business, they need a new network architecture that allows for greater business agility. This New IP architecture enables the network to become a platform for innovation for developing, delivering, and securing applications.

Wireless is a critical access technology and the combination of Brocade and Ruckus creates a new pure-play networking company with solutions spanning from the heart of the data center to the wireless network edge. Together we will bring new and exciting opportunities and benefits to our partners worldwide, from our highly synergistic product portfolio to our complementary and partner-centric sales and marketing model.

As one of our most valued business partners, I wanted to take a moment to highlight a few items in the announcement that are particularly relevant to our partnership with you. Rest assured that your Ruckus Partner Account Manager or Systems Engineer, or their manager, will be reaching out to you over the coming days to answer any additional questions you may have.

First, both companies are 100 percent committed to business as usual for the foreseeable future. Both companies will continue to operate independently until the transaction is closed. Post close, Ruckus is expected to operate as a business unit within Brocade, with Selina Lo as the head of the business unit, reporting to the Brocade CEO, Lloyd Carney. Ruckus will reaffirm a clear commitment to delivering on the roadmap that we have publicly communicated over the last year and which will be updated at upcoming Big Dogs events in Europe, Asia and America.

Second, all aspects of the Big Dogs partner program, including partner levels, certification, sales programs, discounting, and so on will remain in place and unchanged at this time. Over time, we expect the integration of Ruckus with Brocade will bring our collective partners greater opportunities to offer a broader portfolio of wired and wireless LAN solutions.

Lastly, the Ruckus sales and sales engineering teams that have been supporting you will not change. The Ruckus sales and customer support teams are two of the assets that Brocade values most highly.

Throughout this process, we will strive to make this a frictionless transition for our customers and partners, with minimal distractions so you can continue to effectively market, sell and service Ruckus solutions.

You will find links below to documents and an attached FAQ that will provide a few more details on today’s announcement. Please do not hesitate to contact your Ruckus account manager if you have any questions.

Thank you for your continued partnership. We look forward to a bright and prosperous future together!

Sincerely,

Ian

Ian Whiting
Chief Commercial Officer
Ruckus Wireless

To learn more:

•	Announcement

•	Partner FAQ – attached

•	Ruckus website

The exchange offer for the outstanding shares of Ruckus Wireless referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Ruckus Wireless or Brocade, nor is it a substitute for any offer materials that Brocade and Purchaser will file with the SEC. At the time the exchange offer is commenced, Brocade and Ruckus Wireless Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Brocade (“Purchaser”), will file a tender offer statement on Schedule TO, Brocade will file a registration statement on Form S-4, and Ruckus Wireless will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE

SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS WIRELESS’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS WIRELESS’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES.

The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus Wireless’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the Solicitation/Recommendation Statement may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at Investor-Relations@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Ruckus Wireless’s Investor Relations department at 408-469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus Wireless file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus Wireless at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus Wireless’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements about the acquisition of Ruckus Wireless, Inc. by Brocade Communications Systems, Inc., estimated benefits from the proposed acquisition, business strategies, market potential, future prospects, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition. These forward looking statements speak only as of the date of this communication, and each of Ruckus and Brocade expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Ruckus’ or Brocade’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Ruckus and Brocade, including the most recent Forms 10-K and 10-Q, for additional information about Ruckus and Brocade and about the risks and uncertainties related to the business of each of Ruckus and Brocade which may affect the statements made in this communication.